SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces November 2009 Traffic Figures

São Paulo, December 7, 2009 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), Latin America’s largest low-cost and low-fare airline, announces its preliminary traffic figures for November 2009.

Management Comments
In November, GOL recorded year-on-year demand growth of 41.1%, due to an unique positioning in South America, based on one of the most comprehensive route network and a high flight frequency between Brazil’s main airports. These factors were streghened by consistent levels of regularity and punctuality. These competitive advantages are making GOL’s services increasingly attractive to clients from all segments, as well as reflecting signs of a recovery in Brazilian consumer confidence since the beginning of the second half of 2009.

Domestic market demand climbed by 45.9% in relation to November 2008, but fell by a nominal 1.6% over October, due to the difference in the number of calendar days (31 in October and 30 in November). In average daily terms, demand grew by 1.7% over October, at the same time as the Company focused on yield recovery.

Similarly, international market demand increased by 9.6% year-on-year thanks to the following factors: (i) the decline in the dollar exchange rate over the same period last year, which increased international traffic; (ii) higher frequencies on routes such as Assunção, Buenos Aires and Santiago; and (iii) increased demand thanks to new flights to the Caribbean. In comparison with October, demand recorded nominal growth of 2.9% (and a daily average increase of 6.3%), chiefly due to the recovery of traffic on routes to Argentina and Chile following the decrease in the number of H1N1 flu cases in these regions.

Operating Data	November 2009*	November 2008*	% Chg. (YoY)	October 2009*	% Chg. (MoM)

Total System
ASK (mm) (1)	3,433.5	3,068.1	11.9%	3,455.6	-0.6%
RPK (mm) (2)	2,458.1	1,741.8	41.1%	2,485.8	-1.1%
Load Factor (3)	71.6%	56.8%	+ 14.8 pp	71.9%	- 0.3 pp

Domestic Market
ASK (mm) (1)	3,040.5	2,595.2	17.2%	3,077.3	-1.2%
RPK (mm) (2)	2,204.1	1,510.2	45.9%	2,238.9	-1.6%
Load Factor (3)	72.5%	58.2%	+ 14.3 pp	72.8%	- 0.3 pp

International Market
ASK (mm) (1)	393.0	472.9	-16.9%	378.3	3.9%
RPK (mm) (2)	253.9	231.6	9.6%	246.9	2.9%
Load Factor (3)	64.6%	49.0%	+ 15.6 pp	65.2%	- 0.6 pp

( * ) November 2009 - preliminary figures; Figures from the National Civil Aviation Agency (Anac) for November 2008 and October 2009.

The 2009 monthly operating figures clearly reflect GOL’s strategy of increasing capacity as demand moves up, thereby maximizing operating results. In November, the Company maintained this strategy and, as a result, increased its domestic market capacity by 17.2%, while demand climbed by 45.9% .

Thanks to the initiatives designed to gradually recover yields in November, December and January, November’s net yield has already increased to approximately 19.00 cents (R$). This upward trend is expected to continue in the following months.

(1) Available seat kilometers, or ASK, represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(2) Revenue passenger kilometers, or RPK, represents the number of kilometers flown by revenue passengers.
(3) Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

About GOL Linhas Aéreas Inteligentes S.A

CONTACT:
GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and ten major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market

Investor Relations
Leonardo Pereira – Executive VP
Rodrigo Alves – Head of IR
Raquel Kim- Investor Relations
Mario Liao- Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter : www.twitter.com/GOLInvest
Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao
This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. .

Media Relations
Edelman (U.S and Europe):
M. Smith and N. Dean
Phone.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:December 07, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.